ALIXO-YOLLOO CORPORATION

Business Center Sunkar, Building 47B, Aktau

130002 Kazakhstan

October 13, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-5561

Re:	ALIXO-YOLLOO CORPORATION

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Registration No. 333-272825

Request For Acceleration of Effectiveness

Dear Edwin S. Kim,

Pursuant Rule 461 promulgated under the Securities Act of 1933, as amended, ALIXO-YOLLOO CORPORATION (the “Registrant”) hereby requests an acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 05:00 p.m., Eastern time, on Friday, October 13, 2023 or as soon as possible thereafter.

The Registrant confirms that it is aware of its obligations under the Act.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Roman Zhezhel, Director, at (252)-34-66-180 with any questions you may have concerning this request.

Sincerely,

ALIXO-YOLLOO CORPORATION

By: /s/ Roman Zhezhel

Name: Roman Zhezhel
Title: Director, President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)

By: /s/ Rassul Sadukbayev

Name: Rassul Sadukbayev
Title: Director